The Annual Meeting of the Stockholders of the Fund was held on June 6, 2002. The following is a summary of the proposals presented and the total number of shares voted:
Proposal:
1. To elect the following Directors:
2. Approval of a recommendation that the Board of Directors convert the Fund to an open-end fund or merge the fund with an open-end fund:

               Votes      Votes
                 in       Against
              Favor of

Ronald E. Robison 34,945,969 1,623,509
Michael Nugent 34,944,692 1,624,786
Joseph J. Kearns 34,945,969 1,623,509
Fergus Reid 34,945,969 1,623,509

2. Approval of a recommendation that the Board of Directors convert the Fund to an open-end fund or merge the fund with an open-end fund:

               Votes    Votes     Votes
                 in     Against
              Favor of

           4,514,412 15,416,362 1,555,926